Exhibit 99.1

Indivior To Participate in Upcoming Investor Events

Slough, UK, and Richmond, VA, May 16, 2024 - Indivior PLC (LSE/NASDAQ: INDV) today announced that it will participate in the following investor events:

● 21st Annual Craig-Hallum Institutional Investor Conference - Minneapolis, MN

Indivior Management will host 1x1 / Group meetings on Wednesday May 29th, 2024.  Interested investors should contact their Craig-Hallum representative to schedule a meeting.

● Jefferies Global Healthcare Conference - New York City, NY

Mark Crossley, Chief Executive Officer, will host a presentation on Wednesday June 5th, 2024 at 8:30 a.m. US EST.  The presentation will be publicly available and can be viewed using the following weblink:

Webcast link

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of opioid use disorder treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and cooccurring disorders of SUD. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com